 Exhibit 99.1

13 May 2022

COMPLETED PURCHASES OF ORDINARY SHARES FOR
BURFORD EMPLOYEE DEFERRED COMPENSATION PLAN

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces the purchase of 29,278 of Burford's ordinary shares of nil par value ("Shares") by Burford Capital LLC in connection with obligations under the Burford employee deferred compensation plan. All of the Shares were purchased on the London Stock Exchange on May 12, 2022 at an average price of 610.9253p per Share.

Burford announced on April 1, 2022, that it intended to purchase Shares on the open market, among other things, in connection with obligations under the Burford employee deferred compensation plan.

It is expected that Burford's service providers will continue purchasing the Shares for such purpose on the open market until it has acquired approximately 468,000 Shares. This represents an increase of approximately 18,000 Shares from the aggregate number of Shares that was expected to be purchased for the Burford employee deferred compensation plan at the time of Burford's announcement on April 1, 2022 (less 150,000 Shares purchased to satisfy vested awards made under Burford Capital's 2016 Long Term Incentive Plan as previously announced on April 13, 2022) and is a result of final information regarding elections by Burford employees pursuant to the Burford employee deferred compensation plan.

Further details about the Burford employee deferred compensation plan can be found in Burford's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022. In essence, Burford employees are able to elect to defer cash compensation, without incurring current taxes, into the Burford employee deferred compensation plan, which in turn permits the full amount of that deferred compensation to be allocated to the Shares (or for other investment options). It is intended that, as previously announced, the Burford employee deferred compensation plan will then buy the Shares on the open market. This is a tax-efficient way for employees to continue to accumulate exposure to the Shares.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital
Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements
This announcement contains "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". In some cases, predictive, future-tense or forward-looking words such as "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "potential", "predict", "projected", "should" or "will" or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.